EXHIBIT 23.2



            Consent of Independent Registered Public Accounting Firm

The Board of Directors
Carver Bancorp, Inc.:

We consent to the incorporation by reference in the annual report on Form 10-K of Carver Bancorp, Inc. and subsidiaries of our report dated June 24, 2005 relating to the consolidated statements of financial condition of Carver Bancorp, Inc. and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005, which report appears in the March 31, 2005 annual report on Form 10-K of Carver Bancorp, Inc. and subsidiaries.

KPMG LLP
New York, New York
June 24, 2005